Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lightsense Technology, Inc.
7080 N CATHEDRAL ROCK PL
Tucson, AZ 85718
https://www.lightsensetechnology.com/

Up to $2,000,006.61 in Series Seed Preferred Stock at $8.57
Minimum Target Amount: $10,001.19

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lightsense Technology, Inc.
Address: 7080 N CATHEDRAL ROCK PL, Tucson, AZ 85718
State of Incorporation: DE
Date Incorporated: August 28, 2014

Terms:

Equity

Offering Minimum: $10,001.19 | 1,167 shares of Series Seed Preferred Stock
Offering Maximum: $2,000,006.61 | 233,373 shares of Series Seed Preferred Stock
Type of Security Offered: Series Seed Preferred Stock
Purchase Price of Security Offered: $8.57
Minimum Investment Amount (per investor): $351.37

**Maximum number of shares offered subject to adjustment for Bonus Shares. See Bonus Share info below.*

Company Perks*

Audience-Based:

5% Bonus Shares for previous investors.

Time-Based:

Friends and Family Early Birds

Invest within the first 96 hours and receive 10% Bonus Shares.

Early Bird Bonus

Invest after the first 96 hours but *within the first two weeks* and receive 5% Bonus Shares.

Amount-Based (not "stacked" with time-based):

$1,000+

Invest $1,000+ and receive 2% Bonus Shares.

$5,000+

Invest $5,000+ and receive 5% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Lightsense Technology will offer 10% additional Bonus Shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% Bonus Shares for any shares they purchase in this offering. For illustration, if an eligible StartEngine investor buys 100 shares of Series Seed Preferred Stock at $8.57 / share, that investor will receive 110 shares of Series Seed Preferred Stock, for an aggregate purchase price of $857. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Subject to the provision related to the Owner's Bonus in the sentence following, Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investors' Bonus in addition to the aforementioned bonus.

As provided in the Company's Restated Certificate of Incorporation, attached as Exhibit F, the issuance of Bonus shares to an investor will lower the per-share price of all such shares issued to such investor to reflect the issuance of such additional Bonus Shares (i.e., the Bonus Shares will have the same (lower) per-share price as all other shares being purchased, determined by dividing the total purchase price paid by the investor by the total number of shares acquired (including any Bonus Shares)—for illustration, if an investor purchases 100 shares for an aggregate investment of $875 and receives 10% Bonus Shares (resulting in 110 total shares), the per-share price ("Original Issue Price") of each share issued to such investor (including each Bonus Share) will be deemed to be $7.7009 per share).

The Company and its Business

Company Overview

Lightsense Technology, Inc. ("Lightsense" or the "Company") was formed on August 28, 2014, in the state of Delaware. Lightsense has developed patented and patentable groundbreaking multi-spectral technology platforms, such as the patented "Enhanced Photodetection Spectroscopy" (EPS), a radical new spectroscopy architecture, for chemical, molecular, and pathogen identification.

Lightsense's advanced miniaturized high-sensitivity spectrometer designs also enable new lightweight and inexpensive handheld devices to support solutions for governments, law enforcement organizations, and beyond. These devices may address critical analytical and detection problems in a wide range of large vertical markets in public health, such as rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring bacterial pathogens in various parts of the food supply chain.

Presently, the Lightsense patent portfolio lineup includes: 7 issued or allowed patents on miniaturized spectrometers and EPS multi-spectral designs, including both Lightsense owned and exclusively licensed, 4 patent applications, and multiple patent applications in preparation.

Competitors and Industry

Industry*

Lightsense's initial target markets include:

Illicit Drug Detection: The rate of drug overdoses in the US accelerated in 2020, with more than 93K deaths from drug overdoses, mostly from opioids such as fentanyl. Methamphetamine also remains problematic. Lightsense's point-and-shoot handheld optical scanners are being designed to detect major illicit drugs (like meth, fentanyl, heroin, and cocaine) with sensitivity and accuracy, and a simple and easy to use interface, helping to make law enforcement officers potentially safer and more efficient.

Pathogen Detection: In detecting viruses, like coronavirus, there is a critical need for tools to provide real-time results at places like airports, stadiums, schools, etc. Current technology can be slow & expensive. Lightsense solutions will be simple, fast, and low-cost. Early tests indicate our tech takes ~1 minute and can cost less than $5 per use.

Other markets we believe are suited for our solutions include food safety (bacterial pathogens), pharmaceutical manufacturing (bacterial contamination), and doctors' offices & hospitals (viral/bacterial disease).

We project our hardware to cost between $5K and $20K, and to outperform more expensive competing products. We project additional revenue from software (SaaS subscriptions) and disposable sample holders (razorblade model). Our target markets are also expected to grow.

Markets & Values

Illicit Drug detection: $200M (2016), $500M (2021), $750M (2026)

Food/Beverage: $7B (2016), $10B (2021), $15B (2026)

Health POC: $15B (2016), $25B (2021), $100B (2026)

Competition

It is possible that other companies are developing similar technologies or technologies that solve similar problems of which we are unaware. In some cases, competitors may be better financed and/or have an established customer network that may make it difficult for the Company to penetrate. We believe that the following companies represent the most significant competition to the Company:

Botanisol Analytics, Private Company

Botanisol Analytics("BA") raised ~$7M in September 2021 at a $30M pre-money value. BA is developing a Raman spectrometer based on a deep-UV light source licensed from the University of Arizona in collaboration with Ocean Insight providing the detector. BA is focused on coronavirus detection and uses a type of ML. Raman spectroscopy has inherently 106 – 107 X lower signal strength than either UV or IR absorption, which we believe makes detection of low levels of pathogens challenging. Although Botanisol's deep-UV light source provides 300X higher signal strength than other light sources typically used for Raman, we believe that the difficulty of detection at low levels remains. BA may be able to ameliorate this suspected issue with special measurement technology in the laboratory, so-called Surface-Enhanced-Raman-Spectroscopy, or SERS, however, we believe that this solution may be difficult to replicate outside the laboratory.

We believe that the Lightsense Technology has a much higher sensitivity than Botanisol's method, and when our unique ML is fully developed along with our higher sensitivity, the overall system capability is expected to be further enhanced by a large margin. We believe that the Lightsense technology platform (EPS), which includes spectroscopy from the UV through mid-IR, has a much larger analytical and application scope, including for signals where Raman spectroscopy is not an option, which should translate to a host of applications in a wide range of verticals that will likely be unavailable with Botanisol's technology.

908 Devices, Public Company

908 is a leader in purpose-built large handheld and desktop mass spectrometers, with the main market being drug detection (mainly fentanyl).

We believe that Lightsense's drug detection technology, which is pocket-size and rugged for field use, should be viewed as complementary to the 908 Devices mass spectrometer, which is more of a laboratory instrument requiring elaborate sample preparation and used to provide the final determination. The 908 Devices instrument is sold at a price more than 10X of the amount at which we anticipate we will sell the Lightsense detector. The Lightsense technology platform covers multiple spectrometer designs and should be able to address a range of applications in several verticals.

The Lightsense instruments are small, handheld, rugged, and very simple to use, which could be used to provide in-line, real-time information, and analysis for multiple applications. Such applications may include illicit drug detection for law enforcement (making officers both safer and more efficient) to other applications for factories such as manufacturing process controls. Various types of biomedical diagnostics and applications for animals, agriculture, and humans are being explored, including pathogen detection in the food processing supply chain. Lightsense aims to become a leader in purpose-built handheld spectrometers for advanced multispectral spectroscopy.

* *Sources:*

https://www.cdc.gov/opioids/data/analysis-resources.html

https://www.wsj.com/articles/u-s-drug-overdose-deaths-soared-nearly-30-in-2020-11626271200?fbclid=IwAR3ZO-D6BfiJ7PYitkRg6jpm8uFTIMZkpFm3FFoEajEohHNx2uNBgbmxr1o

https://www.cdc.gov/nchs/nvss/vsrr/mortality-technical-notes.htm

https://www.newschannelnebraska.com/story/44536169/global-pointofcare-testing-poct-market-is-forecasted-to-grow-at-a-cagr-of-94-2021-2026-by-tmr

https://www.marketsandmarkets.com/Market-Reports/point-of-care-diagnostic-market-106829185.html

https://www.grandviewresearch.com/industry-analysis/point-of-care-poc-diagnostics-industry

Current Stage and Roadmap

Lightsense is developing novel spectrometer solutions to address critical problems in public health, including the detection of opioids & illicit drugs, viral pathogens such as SARS-CoV-2 in saliva, and bacterial pathogens in the food supply. Lightsense's groundbreaking and patented Enhanced Photodetection Spectroscopy (EPS) platform is the basis for its development of handheld optical instruments for quickly and efficiently detecting viral and bacterial pathogens, rather than hours to days with standard PCR/DNA methods.

Lightsense is developing miniature spectrometers, covering UV through infrared, that will be able to serve a wide range of materials analysis applications. The miniature spectrometers also constitute building blocks for the radical new EPS multispectral architecture, where three or more mini-spectral engines are combined into one integrated instrument. The independent spectral outputs will be combined using multimodal data fusion and subject to artificial intelligence (machine learning) for pattern recognition and analytics. This is a potentially pathbreaking spectrometer platform with up to a million times higher sensitivity than what can be achieved with one spectroscopy.

Lightsense's focus is on using this new class of optical tools to solve major problems in public health, including detecting illicit drugs in the opioid epidemic, viral pathogens in the COVID-19 pandemic, and in healthcare, as well as detecting bacterial pathogens for food safety and beyond. We believe that the EPS platform provides unprecedented sensitivity and accuracy for detecting and identifying viral pathogens against the complex background of a biological fluid.

DOD has awarded Lightsense an SBIR grant to further develop this radically new spectrometer architecture for the detection of SARS-CoV-2 and other viral pathogens in saliva. Other grant applications to NIH to solve problems in point-of-care medical testing, and to DOD for detection of chem/bio WF agents, are also being prepared. We are in advanced discussions with strategic partners to bring our new solutions to market via their customer channels in specific market segments.

The Team

Officers and Directors

Name: Terje Skotheim, Ph.D.

Terje Skotheim, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Board Member
  Dates of Service: August 28, 2014 - Present
  Responsibilities: Responsibilities for Lightsense Technology: To set and guide overall vision and execution of all areas of the company, from technology to product, and from research to revenue, and from team building to brand building and from investor management to executive management and corporate development, M&A, and even cash flow and budgets-the leader of the company.

Name: Bruce Berkoff

Bruce Berkoff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO, Board Director
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to marketing (corporate, products, and brand), sales and business development, competitive dynamics, and other related areas as needed, as well as strategic roadmaps and pathways & possible partnerships, and product/market vision.

Other business experience in the past three years:

- **Employer:** Berkoff and Associates LLC
  Title: Owner
  Dates of Service: January 15, 2007 - Present
  Responsibilities: Consulting Company

Other business experience in the past three years:

- **Employer:** LCD TV Association
  Title: Chairman
  Dates of Service: January 15, 2007 - Present
  Responsibilities: Marketing and executive functions.

Other business experience in the past three years:

- **Employer:** Berkeley SkyDeck
  Title: Key Advisor
  Dates of Service: December 01, 2019 - Present
  Responsibilities: help 0-4 startups per year within related UCB/Skydeck programs.

Other business experience in the past three years:

- **Employer:** Nanosys
  Title: Board Director
  Dates of Service: March 01, 2013 - Present
  Responsibilities: Board Director

Other business experience in the past three years:

- **Employer:** Mattrix Technologies
  Title: Board Director
  Dates of Service: May 01, 2019 - June 01, 2020
  Responsibilities: Board Director

Other business experience in the past three years:

- **Employer:** Vuereal
  Title: Board Director
  Dates of Service: May 01, 2018 - November 01, 2020
  Responsibilities: Board Director

Name: Wade Poteet, Ph.D.

Wade Poteet, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: August 28, 2014 - Present
  Responsibilities: Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to research & development of core technologies, and integrations with engineering efforts, and strategic roadmaps of relevant technologies, and other related areas as needed.

Name: Joshua Nelson

Joshua Nelson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Finance, Corporate Secretary
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to finance, accounting, compliance, IT, Human Resources, and other operational issues as needed.

Other business experience in the past three years:

- **Employer:** DNX FOODS LLC
  Title: CFO
  Dates of Service: December 01, 2017 - June 30, 2021
  Responsibilities: All matters related to Accounting, Finance, HR, IT, and compliance.

Name: Stephen Whalley

Stephen Whalley's current primary role is with Strategic World Ventures. Stephen Whalley currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: December 08, 2021 - Present
  Responsibilities: Board Meetings, Advisor.

Other business experience in the past three years:

- **Employer:** Strategic World Ventures
  Title: Owner

Dates of Service: January 01, 2017 - Present
Responsibilities: Consulting for high-tech startups

Other business experience in the past three years:

- **Employer:** tinyML Foundation
  Title: Board Director
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Board Director

Other business experience in the past three years:

- **Employer:** Versana Micro
  Title: Advisor
  Dates of Service: January 01, 2017 - Present
  Responsibilities: help clients with IT knowledge, sales and marketing, fundraising, company goals, and relationship with clients

Other business experience in the past three years:

- **Employer:** Ripe.IO
  Title: Advisor
  Dates of Service: January 01, 2017 - Present
  Responsibilities: help clients with IT knowledge, sales and marketing, fundraising, company goals, and relationship with clients

Other business experience in the past three years:

- **Employer:** Lightsource Holdings
  Title: Advisor
  Dates of Service: January 01, 2017 - Present
  Responsibilities: help clients with IT knowledge, sales and marketing, fundraising, company goals, and relationship with clients

Other business experience in the past three years:

- **Employer:** Microtech Ventures
  Title: Board Director
  Dates of Service: July 01, 2019 - February 01, 2020
  Responsibilities: Board Director

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. The risk factors set forth below are those that appear to the Company the most likely to be significant. Prospective investors should realize, however, that factors other than those set forth below may ultimately affect an investment in the Company in a manner and to a degree that cannot be foreseen at this time.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in any of the related industries we may focus in. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series Seed. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future series of preferred stock could be more advantageous to those investors than to the holders of Series Seed. In addition, if we need to raise more equity capital from the sale of Series Seed, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational DrugDetect or that the product may never be sold commercially. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination to that business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be commercialized. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Drug Detector. Delays or cost overruns in the development of our Drug Detector and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series Seed Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who may currently have competitive products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will

intensify.

We are an early stage company and have not yet generated any profits
Lightsense Technology was formed on August 28, 2014 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lightsense Technology has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively very little revenue to date. If you are investing in this company, it's because you think that the multispectral technology being developed is a good path, and initial product platforms like the Drug Detector is a good idea, and furthermore, that the team will be able to successfully market, and sell the products or services they develop, and that they can be priced right and sold to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Intellectual Property. The Company's success and ability to compete depends in large part on its proprietary technology. The Company will rely on any combination of copyright, trademark and trade secret laws, non-disclosure agreements, patent protection and technical measures to protect its proprietary technology. In other words, to the extent practicable, the Company will protect its technology through whatever means it has at its disposal. The Company will also limit access to, and distribution of, its proprietary technology and trade secrets. There can be no assurance that the efforts of the Company to protect its intellectual property will adequately deter misappropriation or independent third-party development of its intellectual property or prevent an unauthorized third party from obtaining or using information that the Company regards as proprietary. There also can be no assurance that competitors will not independently develop proprietary rights similar to it. Litigation may be necessary in the future to protect the Company's or Licensor's trade secrets or other intellectual property rights or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on its business,

financial condition and results of operations.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Development Stage Company.
The Company is largely still a development stage company without only minimal operating history. There can be no assurance that the Company will be able to implement its business plan, raise sufficient capital to fund its necessary development, or achieve a level of operating revenues or income sufficient to enable the Company to continue as a going concern. It has relatively few, if any, available commercial products today and many of its products in development require further research, development, testing, and regulatory clearances and are subject to the risks of failure inherent in the development of products based on new technologies. These risks include, but are not limited to, the possibilities that the Company's technology will (i) not be approved by regulatory agencies in the manner or with the level of effort predicted by the Company, (ii) be found to be ineffective or (iii) will be difficult to manufacture on a large scale or uneconomical to market or (iv) that third parties will market superior or equivalent products. There can be no assurance that the Company's research and development activities will result in commercially viable products.

The development and commercialization of the Company's products and services are highly competitive.
It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors may include major companies worldwide. Many of the Company's competitors may have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors may also compete with the Company in recruiting and retaining qualified personnel and

acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, and/or as a result of developing unknown competitive technologies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its products and/or services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Technological Uncertainty.
As in many tech-related industries, the industry in which the Company operates is rapidly evolving, and it is expected to continue to undergo significant and rapid technological changes. Rapid technological development could result in actual and proposed products, services or processes becoming obsolete before the Company recovers a significant portion of its related research, development, and capital expenses. It is possible that a competitor will have a marketable product prior to any developed by the Company or will develop a product with an effectiveness that exceeds those of any of the Company's products or will attract customers to their product instead of the Company's proposed product.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business.
The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity 9 surrounding such assertions could adversely affect its reputation and brand image. The Company also could be adversely affected if consumers in its principal markets lose confidence in the safety and quality of its products.

Creating, maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success.
The Company may seek to create, maintain, extend, and expand its brand image through marketing investments, including advertising and customer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny

of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brand, products, or services. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine its customers' confidence, and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on its ability to adapt to a rapidly changing media environment.
The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands, or its products on social or digital media, whether or not valid, could seriously damage its brand and reputation. If the Company does not establish, maintain, extend, and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.
It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company conducts business in various areas related to many different possible industries, some of which could be in a heavily regulated area.
The Company conducts business in various areas related to many different possible industries, some of which could be in a heavily regulated area. If it fails to comply with any relevant laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. Any industry which is heavily regulated and closely scrutinized by federal, state, and local governments, and would have to follow comprehensive statutes and regulations which could govern the manner in which the Company provides and bills for certain services, and possibly collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of some of its future operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been

fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity

Key Employees.
The Company will be dependent upon the availability of its senior executive officers and other key employees who will be responsible for overall management of the Company and the development and marketing efforts of the Company's technologies and products. A loss of any of such key persons could create significant 10 hardship for the Company and/or result in the Company having to issue additional equity incentives in order to attract and retain necessary replacements.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products.
The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on its business and its reputation.

The Company currently holds certain license agreements for intellectual property and certain intellectual property; however, it may not be able to create or obtain intellectual property in the future that may be necessary or desirable to the success of the Company.
The Company has certain patents, but such may not be sufficient to preclude others from creating technology that is substantially similar in its abilities or benefits. It has certain patents pending, but it is not certain that filing authorities will ultimately issue such patents. Its ability to obtain protection for new intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in its technology for which it has not yet filed any provisional or other filings, and the existence of any such prior art would bring the novelty of its technologies into question and could cause the pending patent applications to be rejected. To the extent it has performed any analysis for "prior art" on provisional patent filings, there can be no certainty that an examiner will not determine that such filings are precluded by

"prior art." Further, changes in U.S. and foreign intellectual property law may also impact its ability to successfully prosecute its IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect its ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to the Company. It is also possible that the intellectual property rights of others will bar the Company from licensing its technology and bar it or its customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company projects aggressive growth.
If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is subject to rapid technological change and dependence on new product development.
Its industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Its success may also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that it will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on its business and results of operations. Also, to the extent one or more of its competitors introduce products and services that better address a customer's needs, its business would be adversely affected

The Company's expenses will significantly increase as they seek to execute its current

business model.
Although the Company estimates that it has enough cash and inventory runway for the rest of the year, it will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has participated in Related Party Transactions.
During 2015, 2019, 2020, and 2021, the Company issued Convertible Notes to several Related Parties, consisting of existing shareholders as well as counsel for the Company and directors and officers of the Company. The total number of Convertible Notes issued to Related Parties is six (6), totaling $152,516 of principal raised.

The reviewing CPA has included a "going concern" note in the reviewed financials.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current situation raises a doubt on whether the entity can continue as a going concern in the next twelve months, and its ability to continue is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to delay or reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.
The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak (or future pandemic of similar or greater impact) could have a continued material adverse impact on economic and market conditions and trigger a period of global 12 economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, the Company's performance, and its financial results. It is possible that there could be another pandemic of the same or greater severity as that caused by COVID-19, which could likely have significant negative impacts on the business of the Company.

No Market for Securities
No public market for the Company's securities presently exists, it is unlikely that one will develop in the near future and investors may find it impossible to liquidate an

investment in the Company's Stock at a time when they may desire to do so.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 69.47% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Securities are equity interests in the Company and do not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, the Company may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related, or other reasons. In the event that it is unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through marketdriven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued with rights that are superior to the class of equity being sold.

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, Lightsense Technology, Inc. (hereafter referred to as the "Company" or "Lightsense"), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and materials provided in connection with this Start Engine offering (the "Offering"), the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Terje Skotheim	1,000,000	Common Stock	48.0%
Terje Skotheim	10,521	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 233,373 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 1,658,571 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 2,102,465 shares, includes 1,658,571 shares of Common Stock and 443,894 shares of Preferred Stock.

Dividend Rights

Yes

Voting Rights

Yes

Right to Receive Liquidation Distributions

Yes, junior to any issued preferred stock.

Rights and Preferences

None

** Please refer to the Company's Restated Certificate of Incorporation attached as Exhibit F for the entirety of the securities' other material rights.*

Series Seed Preferred Stock

The amount of security authorized is 10,000,000 with a total of 443,894 outstanding.

Voting Rights

Voting Rights: Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class together with the holders of Common Stock on an as-converted basis. So long as at least 25% of the initially issued shares of Preferred Stock (initially, only Series Seed) remain outstanding, certain matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to: (1) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock; (2) increase or decrease the authorized number of shares of any class or series of capital stock; (3) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock; (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); (5) declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock; (6) increase or decrease the number of directors; (7) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock. The Series Seed Preferred holders, voting on an as-converted-basis, together with holders of common stock, may elect one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Material Rights

The total number of shares outstanding on a fully diluted basis, 2,102,465 shares, includes 1,658,571 shares of Common Stock and 443,894 shares of Preferred Stock. 1,000,000 of the authorized shares of Preferred Stock are designated as Series Seed Preferred Stock.

<u>Dividend Rights</u>

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the Original Issue price (as adjusted per standard adjustments for stock splits, stock consolidations, stock dividends, and similar recapitalizations), plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receives these distributions before any holders of common stock.

Conversion Rights

At any time at the option of the holder, shares of Series Seed Preferred Stock are convertible into such number of fully paid and nonassessable shares of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) as determined by dividing the Original Issue Price of the Series Seed Preferred Stock by the Conversion Price for the Series Seed Preferred Stock in effect at the time of conversion. The Conversion Price for the Series Seed Preferred Stock means the Original Issue Price, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Commons Stock, is subject to adjustment as provided in the Restated Certificate of Incorporation. Initially, each share of Series Seed Preferred Stock is convertible into one share of common stock.

Rights under the Series Seed Preferred Stock Investment Agreement

Investors who have invested $50,000 or more are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

** Please refer to the Company's Restated Certificate of Incorporation attached as Exhibit F for the entirety of the securities' other material rights.*

What it means to be a minority holder

As a minority holder of Series Seed Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $744,414.55
  Number of Securities Sold: 104,995
  Use of proceeds: R&D and Inventory
  Date: January 28, 2022
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $473,793.00
  Use of proceeds: Working Capital
  Date: January 06, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,134,465.13
  Number of Securities Sold: 160,185
  Use of proceeds: Working Capital, R&D
  Date: January 28, 2022
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,658,571
  Use of proceeds: Employee/consultants RSA grants
  Date: January 01, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $88,747 which was a 191% increase from fiscal year 2020 of $25,949. This change was mostly due to the recognition of government fixed price grants which account for 90% of the total 2021 revenue.

Cost of sales

Cost of sales decreased in 2021 due to lower sales. Cost of our products remained the same.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, and research and development expenses.

Expenses increased in fiscal year 2021 by 467% due in large part to increased funding opportunities. With these new funding paths, the Company was able to pay more compensation, increase marketing spend, and increase R&D expenses to focus on critical paths forward with our technology.

Historical results and cash flows:

In the past 2 years, R&D expense was our most cash-flow intensive expense which is due to the development of our fentanyl spectrometer. R&D will continue to be a large expense in the future due to more development of technologies and products for different pathways and markets.

Cash that was needed in the past two years was generated via

these 2 crowdfunding raises in 2022 (and possible other investors and future offerings too), as well as by future government grants and NRE arrangements with partners and also new product sales or licensing, etc. We also anticipate receiving certain large grants of non-recurring engineering cash from private or public companies to continue our R&D into new pathways.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31, 2022, the Company has capital resources available in the form of cash on hand in the amount of $1,054,353.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, but will help accelerate our pathways to market and create shareholder value via various R&D-focused programs, as well as the marketing of our new DrugDetect F1 product launching now.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, but will help create more shareholder value and speed up some time to market pathways. Of the total funds that our Company has for 2022, about 50% or so might be made up of funds raised from this StartEngine crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for about 1 years based on Cash on hand. This is based on a current minimum monthly burn rate of $65,000 for expenses related to salaries (45K) and R&D (20K).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for over 2 years. This is based on a current minimum monthly burn rate of $65,000 but would increase with the increased funding available for R&D and marketing expenses to help try and create additional shareholder value.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including lines of credit, Regulation D offerings, or another Regulation CF offering in detail, but does think additional fundraising might happen in 2023 and/or 2024 time periods.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Terje Skotheim
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Convertible note in 2020, Note is now converted as of 01.01.2022
  Material Terms: $27,709, 6% interest, maturity date of 12.31.2021

- **Name of Entity:** Wade Poteet
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Convertible note in 2020, Note is now converted as of 01.01.2022
  Material Terms: $37,300, 6% interest, maturity date of 12.31.2021

- **Name of Entity:** Gordon Davidson
  Relationship to Company: VP of Government Programs
  Nature / amount of interest in the transaction: The note is now converted as of 01.01.2022.
  Material Terms: $42,506.56, 6% interest, maturity date of 12.31.2021

- **Name of Entity:** Richard Kris
  Relationship to Company: VP of Biomedical
  Nature / amount of interest in the transaction: The notes are now converted as of 01.01.2022.
  Material Terms: $10,000, 8% interest, maturity date of 12.31.2021 ; $35,000, 6% interest, maturity date of 12.31.2021

Valuation

Pre-Money Valuation: $18,018,125.05

Valuation Details:

Lightsense has gone through 3 phases in its history, prior to this Offering, over which it believes it has built shareholder value:

Phase 1

Company beginning through Q1'21

Prior to Q1-2021 Lightsense raised convertible debt of $474K for initial R&D to develop basic spectrometry concepts and the unique multispectral architecture that has become the central focus of the Company (the "**Technology**"), which Lightsense believes has enormous commercial potential in a variety of industries and functions. A range of different applications was explored before the Company elected to focus on the use of the Technology for the detection of illicit drugs, including narcotics return in hospital pharmacies, as the first application near to market. Lightsense's handheld, smartphone-sized detector for illicit drugs has been tested by DEA and initial trials demonstrated high sensitivity.

With the advent of the Covid19 pandemic, Lightsense pivoted to apply the Technology to develop a radical new spectroscopic technique for rapid detection of coronavirus in saliva, funded, in part, by the Department of Defense, as the second product line to incorporate our multi-spectral EPS (Enhanced Photodetection Spectroscopy) platform. Initial results of this application of our Technology indicate that it is likely an effective tool for identifying the presence of coronavirus. We believe that the Technology could be used to detect other viruses. Our EPS technology platform has been patented. The patent portfolio includes some exclusively licensed patents.

Phase 2

Q1'21 through January 2022

During Phase 2, we launched and concluded our initial Series Seed Round, at an agreed $12M pre-money valuation with SeedInvest as the lead investor. The total raised was $1.84M by end of January 2022. Previously issued convertible debt converted to equity in this round at a discount based on the terms of the convertible debt offering.

We submitted a final report to DOD on the Phase 1 SBIR that was funding the coronavirus detection development. The Phase II application is pending. The results presented in the final report support our belief that Lightsense Technology can be used to not only detect coronavirus in saliva within 1 minute but also to distinguish and identify multiple different viruses in saliva. This forms the basis for our $3M proposal to NIH for rapid detection and identification of viral pathogens in saliva in the doctor's office, which we believe will allow for timely medical intervention and hopefully reduce unnecessary dispensing of antibiotics to people who do not have a viral disease.

The apparent conclusion from our work on viral pathogens in saliva supports our belief that Lightsense's multi-spectral architecture combined with AI/machine learning (ML) represents a radical innovation in spectroscopy and could become the central analytical tool for a multitude of critical problems in different verticals, including, and especially, biomedical diagnostics.

Phase 3

February to May 2022

We believe that the multiple projects underway will help to build Lightsense shareholder value. A summary of what we believe are the most significant developments follows:

• Lightsense has developed a highly sensitive handheld spectrometer that detects fentanyl with extremely high sensitivity. It is a rugged smartphone size instrument that fits in a pocket and can detect fentanyl with sensitivity approximately 100X greater than competing instruments on the market. We anticipate launching this product at the end of Q2-2022 (as test samples initially and then ramping up with them over time). This product can detect both fentanyl and methamphetamine. Initial shipments are occurring by late June 2022.

• Studies indicate that the Technology can be used in the detection of bacterial pathogens threatening the food supply such as salmonella, listeria, and E.coli. More generally, we have commenced a longer-term study of bacterial pathogens in an aqueous solution. Initial results indicate that the Lightsense EPS approach is applicable to food safety, a focus of Lightsense R&D.

• In addition to food safety, bacterial pathogen detection has direct biomedical applications by detecting biomarkers in urine. Initial results indicate that the Technology can detect E.coli in urine, the key biomarker for urinary tract infection (UTI).

• Tests indicate that Lightsense EPS may detect urine biomarkers indicative of pregnancy, which may lead to a test that is both earlier and more sensitive than current test strips. This is an issue that has rapidly gained importance in the current political climate.

• We released industry relationships and press releases about several strategic relationships (such as with ICN & SGI related to channel distribution and law enforcement expertise).

• We announced additional possible industry strategic partnerships, including non-binding MOUs, as shown in press releases earlier in 2022. These included Areté Associates (a military contractor with deep machine learning ("ML") expertise) and PNS (a high-end seafood grower and processor in Europe) and Carahsoft (a $6B revenue private IT and technology distributor, including law enforcement technology, focused on the government marketplace). We hope that these negotiations will result in relationships that are beneficial to Lightsense and its shareholders.

• Tests support our belief that Lightsense Technology has the ability to distinguish between certain different strains of coronavirus, something that is not possible with standard and established techniques.

• We received valuable feedback from NIH on a proposal to develop virus detection for clinics and hospitals. The proposal was revised and resubmitted.

• Lightsense has obtained an expressed interest from the salmon farming industry to develop detection for listeria.

• Lightsense won a recent award from Food and Beverage Technology Review Magazine as one of the upcoming top ten food safety solutions providers for 2022.

• Lightsense has assembled a high-level group in AI/machine learning (AI/ML) with members from the Computer Science Department at Arizona State University and the Mathematics Department of the University of Arizona, along with Lightsense employees and advisors. We view AI/ML as a core element of the EPS instrument and are targeting expertise in this field.

• In addition to the potential joint ventures mentioned above, Lightsense has active collaborations with several university institutions: Lightsense is an industrial member of the NSF-funded Sensor Signal and Information Processing (SenSIP) consortium at Arizona State University, and we have extensive collaborations with the College of Optical Science and the Food Safety Laboratory at the University of Arizona.

The total number of shares outstanding on a fully diluted basis, 2,102,465 shares, includes 1,658,571 shares of Common Stock and 443,894 shares of Preferred Stock.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,001.19 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  94.5%
  Manufacture and sell Current Detector Offerings

If we raise the over allotment amount of $2,000,006.61, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  60.0%
  Develop Prototype of food safety-related detector & other possible platforms and related EPS technology and products.

- *Sales/Marketing & Operations*
  34.5%

Manufacture, market and sell current DrugDetect products.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lightsensetechnology.com/ (https://lightsensetechnology.com/news-and-blogs/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lightsense-technology

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lightsense Technology, Inc.

[See attached]

LIGHTSENSE TECHNOLOGY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Lightsense Technology, Inc.
Tucson, Arizona

Opinion

We have audited the financial statements of Lightsense Technology, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 29, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	803,310	$	24,969
Account receivables, net		-		16,549
Inventories		59,560		9,332
Total current assets		**862,870**		**50,850**
Property and equipment, net		47,900		-
Total assets	**$**	**910,770**	**$**	**50,850**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	51,411	$	3,149
Accrued interest on Convertible Notes		95,589		65,338
Current portion of Convertible Note		473,793		448,793
Total current liabilities		**620,793**		**517,280**
Total liabilities	**$**	**620,793**	**$**	**517,280**
STOCKHOLDERS' EQUITY				
Common stock		1,440		11,200
Preferred stock		155		-
Additional Paid in Capital (APIC)		1,098,345		2,489
Retained earnings/(Accumulated Deficit)		(809,963)		(480,119)
Total stockholders' equity		**289,977**		**(466,430)**
Total liabilities and members' equity	**$**	**910,770**	**$**	**50,850**

See accompanying notes to financial statements.

LIGHTSENSE TECHNOLOGY INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	88,747	$	25,949
Cost of goods sold		1,040		2,040
Gross profit		87,707		23,909
Operating expenses				
General and administrative		128,107		25,228
Sales and marketing		49,750		2,678
Research and development		221,693		44,060
Total operating expenses		399,550		71,966
Operating income/(loss)		(311,843)		(48,057)
Interest expense		30,251		26,839
Other Loss/(Income)		-		(5,000)
Income/(Loss) before provision for income taxes		(342,094)		(69,896)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(342,094)**	**$**	**(69,896)**

See accompanying notes to financial statements.

LIGHTSENSE TECHNOLOGY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred stock Shares	Preferred stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2019	**1,000,000**	**$ 10,000**	-	$ -	$ 1,723	$ (410,223)	$ (398,500)
Sharebased Compensation	-	-	-	-	766	-	766
Issuance of Common Stock	120,000	1,200	-	-	-	-	1,200
Net income/(loss)	-	-	-	-	-	(69,896)	(69,896)
Balance—December 31, 2020	1,120,000	$ 11,200	-	$ -	$ 2,489	$ (480,119)	$ **(466,430)**
Cancellation of Common Stock	(120,000)	(10,200)	-	-	(2,234)	12,250	(184)
Convertible Notes Conversion	45,000	45	-	-	-	-	45
Sharebased Compensation	394,571	395	-	-	-	-	395
Issuance of Preferred Stock	-	-	154,936	155	1,098,090	-	1,098,245
Net income/(loss)	-	-	-	-	-	(342,094)	(342,094)
Balance—December 31, 2021	**1,439,571**	**$ 1,440**	**154,936**	**$ 155**	**$ 1,098,345**	**$ (809,963)**	**$ 289,977**

See accompanying notes to financial statements.

As of December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(342,094)	$	(69,896)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		4,343		-
Share based compensation expense		395		766
Changes in operating assets and liabilities:				
Account receivables, net		16,549		(16,549)
Inventories		(50,228)		(9,332)
Account payables		48,263		(14,371)
Net cash provided/(used) by operating activities		**(322,772)**		**(109,382)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(52,244)		-
Net cash used in investing activities		**(52,244)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		(184)		1,200
Issuance of Preferred Stock		1,098,245		-
Convertible Note Conversion		45		-
Borrowing on Convertible Notes		55,251		169,299
Repayment of Shareholder loan		-		(107,516)
Net cash provided/(used) by financing activities		**1,153,357**		**62,984**
Change in cash		778,341		(46,398)
Cash—beginning of year		24,969		71,367
Cash—end of year	**$**	**803,310**	**$**	**24,969**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Lightsense Technology Inc. was formed on August 28, 2014, in the state of Delaware. The financial statements of Lightsense Technology Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.

Lightsense has developed a path-breaking technology platform for miniaturized spectrometers making it a leader in handheld, lightweight, inexpensive and highly sensitive spectroscopy devices that analyze materials and molecules using light from the ultraviolet to the infrared, producing a detailed analysis ("optical fingerprint") enabling quick and inexpensive detection. Lightsense uses patented "Enhanced Photoemission Spectroscopy" (EPS), a radical new spectroscopy architecture, for chemical, molecular & pathogen identification. These devices can address critical analytical and detection problems in a wide range of large vertical markets in "Public Health", such as rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring of air and water pollution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 the Company's cash and cash equivalents exceeded while as of December 31, 2020, did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to spectrometers are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Fixed Asset Category	Estimated Useful Life
Laboratory equipment	5 years

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its spectrometers.

Cost of sales

Costs of goods sold include the cost of inputs used, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $49,750 and $2,678, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $221,693 and $44,060 respectively.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	**2021**	**2020**
Finished goods	$ 59,560	$ 9,332
Total Inventories	**$ 59,560**	**$ 9,332**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Laboratory equipment	$ 52,244	$ -
Property and Equipment, at Cost	52,244	-
Accumulated depreciation	(4,344)	-
Property and Equipment, Net	**$ 47,900**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $4,344 and $0 respectively.

5. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables, while accrued interest comprise primarily interest on convertible notes.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Shares class with a par value $0.001. As of December 31, 2021, and December 31, 2020, 1,439,571 shares and 1,120,000 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Shares class with a par value $0.001. As of December 31, 2021, and December 31, 2020, 154,936 shares and zero shares have been issued and are outstanding, respectively.

Sharebased compensation

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 5,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	265,000	$ 0.001	-
Granted	129,571	0.001	-
Vested	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2020	394,571	$ 0.001	6.59
Exercisable Options at December 31, 2020	312,393	$ 0.001	6.59
Granted	-	$ -	-
Vested	(394,571)	(0.00)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The weighted average fair value per share of restricted stock awards granted during 2020 was $0.001.

The total fair value of the restricted stock awards vested during both 2021 and 2020 was $395.

The unrecognized compensation expenses calculated under the fair value method for shares expected to vest as of December 31, 2021 and December 31, 2020 were approximately $0 and $395, respectively.

7. DEBT

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - 2015	$ 80,000	8.00%	Fiscal year 2015	31.12.2021	6,422	43,182	80,000	-	80,000	6,400	38,760	80,000 $	-	80,000
Convertible Note - 2016	$ 10,000	8.00%	Fiscal year 2016	31.12.2021	801	4,701	10,000		10,000	800	3,900	10,000 $	-	10,000
Convertible Note - 2018	$ 60,000	6.00%	Fiscal year 2018	31.12.2021	3,602	11,440	60,000		60,000	3,600	7,638	60,000 $	-	60,000
Convertible Note - 2019	$ 156,332	6.00%	Fiscal year 2019	31.12.2021	9,389	19,570	156,332		156,332	9,380	10,182	156,332 $	-	156,332
Convertible Note - 2020	$ 142,461	6.00%	Fiscal year 2020	31.12.2021	8,558	15,217	142,461	-	142,461	6,658	6,658	142,461 $	-	142,461
Convertible Note - 2021	$ 25,000	6.00%	Fiscal year 2021	31.12.2021	1,479	1,479	25,000	-	25,000	-	-	- $	-	-
Total	$ 473,793			$	30,251 $	95,589 $	473,793 $	- $	473,793 $	26,839 $	65,338 $	448,793 $	- $	448,793

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is defined as 40% below the then-current per-share price of the Company's Common Stock as established by the most nearly concurrent offering y company of its Common Stock. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

On January 1, 2022 the Company performed conversion of all outstanding convertible notes.

8. RELATED PARTY TRANSACTIONS

During fiscal years 2015, 2019, 2020 and 2021, the Company entered into convertible notes as outlined in footnote 7. Some of the lenders are shareholders and officers. The following table outlines the details:

Year	Related Party	Instrument Type	Amount		Nature
2015	Richard Kris	2015 Convertible Notes	$	10,000	Shareholder
2019	Richard Kris	2019 Convertible Notes	$	10,000	Shareholder
2020	Wade Poteet	2020 Convertible Notes	$	37,300	Shareholder/Officer
2020	Gordon Davidsor	2020 Convertible Notes	$	42,507	Shareholder/Officer
2020	Terje Skotheim	2020 Convertible Notes	$	27,709	Shareholder/Officer
2021	Richard Kris	2021 Convertible Notes	$	25,000	Shareholder

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (104,668)	$ (18,592)
Valuation Allowance	104,668	18,592
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (169,150)	$ (123,260)
Valuation Allowance	169,150	123,260
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $805,477. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021, and December 31, 2020.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through April 29, 2022, which is the issuance date of these financial statements.

On January 1, 2022 the Company performed conversion of all outstanding convertible notes as outlined in footnote 7. Total of 178,714 shares were issued out of which 32,443 shares at a $4.25 conversion price and 146,271 shares at a $2.95 conversion price.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Lightsense Technology

Enhanced Photodetection Spectroscopy


lightsense TECHNOLOGY
Lightsense Spectrometry Solutions
DrugDetect
DrugDetect - MI

Website | Tucson, AZ | TECHNOLOGY

At Lightsense, we use optics, along with machine learning and analysis to provide better solutions for critical areas of public health like food safety, the overuse of antibiotics, and the opioid crisis. That's why we developed a revolutionary new multispectral technology platform to redefine spectroscopy - providing a new generation of spectroscopic tools for analyzing materials and biological systems. Our company is pre-revenue and in prototyping stages with multiple patents and partnership paths underway.

$0.00 raised

$744,415 previously crowdfunded

0 Investors	**$18M** Valuation
$8.57 Price per Share	**$351.37** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$2M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We provide unique solutions to intractable problems in public health.
- Our unique EPS technology is applicable to many important and growing markets.
- Lightsense has a strong and experienced management team with innovative differentiated products powering future SaaS and disposable revenue pathways.

OVERVIEW

At Lightsense, we're breaking new ground in public health

That's because we are translating expensive, tabletop spectrometer instrumentation into miniaturized, handheld platforms - all with AI/ML powered optical detection technology that can serve a wide range of analytical applications.


Miniaturized Spectrometers
AI/ML Powered Optical Detection

Our focus is on utilizing this new class of tools to help solve some major problems in public health - such as detecting fentanyl and other illicit drugs in the opioid epidemic, detecting viral pathogens in the COVID-19 pandemic, as well as detecting bacterial pathogens in the food safety field.



Our Focus

We are a diverse and experienced group of successful scientists, engineers, and entrepreneurs focused on using **modern optics techniques (especially miniaturized spectroscopy), advances in sensors and machine learning** to attack problems related to public health in new, insightful ways.

THE PROBLEM

Public Health is facing some critical problems

In all the critical areas of public health - the common thread is that detection and testing solutions need to be faster, less expensive and more accurate.



Opioid Epidemic
Need better in-the-field detection technology
Food Safety
Need rapid, on-the-spot testing for bacterial pathograns
Pandemics
Need rapid, accurate testing

THE SOLUTION

Meet the Multispectral Point-of-Need Analyzers

Lightsense has developed a multi-spectral technology platform, the patented "Enhanced Photodetection Spectroscopy" (EPS) , a radical new spectroscopy architecture, for chemical, molecular and pathogen identification.

Our devices can address critical analytical and detection problems in multiple areas of public health - like rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring bacterial pathogens in various parts of the food supply chain.

Lightsense Multi-spectral Point-of-need Analyzers

Opioid Epidemic

Portable, handheld point-and-shoot spectrometers to detect illicit drugs ,making law enforcement officers safer and more efficient.

Food Safety

Multi-spectral analyzers to detect E.coli, Listeria, Salmonella, and more, along the food supply chain.

Pathogens and/or Pandemics

Multi-spectral analyzers to detect viral pathogens in various biological fluids from livestock to humans

When it comes to the science: **Spectroscopy** uses light of many wavelengths to analyze objects or chemical compounds. This light energy interrogates the molecule of interest and produces a spectral response - creating what scientists call a “spectral fingerprint.” This fingerprint contains large amounts of data, and with our multispectral approach, data fusion and analysis, we can increase sensitivity. AI/ML can be used to detect known patterns and monitor samples, like in the three mentioned areas of public health, above, where we are creating solutions and partnerships.

Our Enhanced Photodetection Spectroscopy (EPS)

Machine Learning is a critical feature in our technology. It not only uses algorithms to detect patterns otherwise not visible and predict outcomes, EPS spectra contain large amounts of data which are aggregated in Cloud databases, allowing monetizing them as a new subscription service.


How it Works
Input Spectrum
Machine Learning
Predictive Model

Our business model includes both hardware and SaaS components. What makes us unique is a radical new and patented spectroscopy that integrates three or more individual spectroscopies with data fusion and machine learning analytics. Our miniaturization technology allows the construction of integrated small and handheld instruments.

Our IP can also be licensed along with products in specific domain applications. Unique solutions can be crafted for individual partners and customers justifying licensing agreements and related higher margins.

We project our various hardware platforms to cost between $5K and $20K, and we believe we can outperform more expensive competing products, both in performance and in simplicity and ease of use. We project additional revenue from software (SaaS subscriptions) and for certain applications, disposable sample holders.

THE MARKET

Applications in a Multitude of Industries

Our applications and technology will find applications beyond traditional areas of Public Health. We anticipate that our devices will address critical analytical and detection problems in a wide range of large vertical markets.

Here's the Total Addressable Markets (TAMS) from our initial focus markets.

TAM	2016	2021	2026
Illicit Drug Detection	$200M	$500M	$750M
Food and Beverage Safety	$7B	$10B	$15B
Health POC	$15B	$25B	$100B

Lightsense miniaturized handheld spectrometers can be used in a variety of analysis applications with performance comparable to that of laboratory instruments, but at a dramatically lower cost, and ease of use.

Our handheld spectrometers, both current products and instruments under development, are lightweight, easy to use, accurate, faster, and less expensive than competing technologies. **We believe our technology will reach a multitude of industries.**

OUR TRACTION

Completed first raise, and accelerating with a second

We completed our first seed "A1" raise with SeedInvest, and are will accelerate our developments with a second "A2" seed round now.


seedinvest
Successfully completed first seed A1 raise with SeedInvest

Among our recent accomplishments, we received a Food and Beverage Magazine Award for the top 10 food safety solutions providers (Source).

The basis for the Lightsense technology portfolio has been developed by a seasoned and accomplished team over many years. Collectively, we've been granted over 150 patents in our careers, on a wide range of technologies.

Currently, the Lightsense patent portfolio lineup includes:

- 7 issued or allowed patents on miniaturized spectrometers and EPS multi-spectral designs, including both Lightsense owned and exclusively licensed
- 4 patent applications
- Multiple patent applications in preparation

Our Patents

7
- Miniaturized spectrometers
- EPS multispectral designs

4
- Applications

WHY INVEST

Providing more and sensitive data for machine learning

By focusing on new techniques for sample preparation and data analysis, as well as advances in sensors and machine learning - we expect to enable new solutions in areas of public health with very high sensitivity and easy-to-use products that are efficient and lower cost.


Help fund
a better
future for
humankind
today

Success for us looks like ..

- Growing revenue and margin in our targeted areas, along with increased government contracts and awards to further our scientific foundations
- Having robust and profitable partnerships in 3-4 market segments that utilize our technologies in different ways

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

FOOD & BEVERAGE

SHOW MORE

Meet Our Team



Terje Skotheim, Ph.D.

CHIEF EXECUTIVE OFFICER

Terje is a world-renowned scientist in physics and materials science. For more than 25 years, after a successful academic career, Terje has focused on bringing technologies from the laboratory to the product stage, including advanced MEMS technology, spectrometers & sensors, lithium batteries, biosensors, and high-power lasers. Terje is part of 70 patents, 5 patent applications, and more than 200 publications. He is a founder of several start-up companies. He holds a B.S. in Physics from MIT and a Ph.D. in Physics from UC Berkeley.



Bruce Berkoff

CHIEF MARKETING OFFICER

Bruce has a long history and wealth of global experience in the technology industry, having held key marketing (CMO) positions at several leading technology companies. Bruce is currently an Advisor/Mentor at SkyDeck Berkeley, EIR at Vonzos Partners, Chairman of the LCD TV Association, and a frequent advisor to various startups. He was also CMO at CBRITE, CMO/CSO at Applied Materials (AMA T)/AKT, and EVP CMO at LG Philips LCD, and others. Bruce holds undergraduate and graduate degrees in Physics and Biophysics from Princeton and UC Berkeley, respectively. He has been on the BoD of 5 public companies, including LG Display.



Wade Poteet, Ph.D.

CHIEF TECHNOLOGY OFFICER

With more than 30 years experience as a research physicist/engineer, Wade has emphasized system design and manufacturing of advanced instrumentation in optics, electro-optics, and detector technology from X-rays to the far infrared spectrum, including ultra-high precision devices and large telescopes. He has received recognition awards from NASA and has a B.S. and Ph.D. in Physics from the Virginia Polytechnic Institute.



John Coates, Ph.D.

VP Optical Design

John is a veteran of the optics and spectroscopy industry with a storied career, including at Perkin-Elmer & Nicolet, with over 30 years of experience in optical spectroscopy, instrumentation & sensor design. John has been responsible for developing over 90 spectroscopy systems with a focus on miniaturization and has made key contributions to the Lightsense spectrometer products.



Richard Kris Ph.D

VP Biotechnology

Rick oversees application to non-invasive biomedical diagnostics and is coordinating collaborative work with academic research laboratories. Rick studied virology, concentrating on Influenza virus infection and has a long career (over 30 years) in diagnostics and biomedical technology, having served on the faculty of NYU School of Medicine before joining the biotech industry, first as a senior scientist at Selectide, a drug discovery company, before becoming a founder/partner in Nuvogen Research, a successful drug discovery startup.



Joshua Nelson

VP Finance

Josh provides financial and organizational leadership in Lightsense, including ongoing financial management, financial & tax strategy, and risk management strategy. He plays a key role in organizing the manufacturing supply chain for Lightsense spectrometers. Previously, he has provided financial leadership for multinationals (Mettler-Toledo Process Analytics) and Tucson-based startups (Sion Power Corporation, Instant Bioscan). Josh has a B.S. in Business Administration from the University of Arizona.



Kevin Harris

VP Engineering

Kevin has over 20 years of experience, including managing large programs in engineering design of optical systems and instruments, including extensive work on telescopes and space optical platforms. Kevin has extensive experience in writing software using all major protocols of electronic communication. Earlier in his career, Kevin was a Sr. Electronics and Electrical Engineer at the University of Arizona Optical Sciences. Kevin is responsible for the electronic design and data acquisition and control.



Michael Berman

VP Manufacturing

Mike has 30 years' experience in microchip and MEMS development and manufacturing in the US and Asia, covering chip design, process and equipment engineering, maintenance, and production. Mike has been responsible for engineering and R&D at Advanced Micro Devices, LSI Logic and Sematech, and has over 50 patents in chip processing technology. He has played leadership roles in building manufacturing plants from Texas to Malaysia. Mike oversees manufacturing of the current Lightsense drug detection products and the manufacturing supply chain.



Michael Stanley

VP Machine Learning

Mike oversees the critically important machine learning and cloud database design, a core element in the Lightsense spectroscopy system design. His career spans three decades at Motorola Semiconductor, Freescale Semiconductor, and NXP Semiconductor, where he led efforts in machine learning development for the Sensor Division. He is a Senior Member of the IEEE, a contributor to the IEEE Standard for Sensor Performance Parameter Definitions (IEEE Std 2700TM-2014) as well as the 2nd edition of the Measurements, Instrumentation, and Sensors Handbook by CRC Press. He was inducted into the MEMS & Sensors Industry Group Hall of Fame in 2015 and he is an active member of the Industry Advisory Board for the NSF-funded Sensor, Signal, and Information Processing Center (SenSIP) at Arizona State University.



Gordon Davidson

VP Government Programs

Gordon is overseeing Lightsense activities directed at the federal government. Gordon comes from a long and successful career in Federal Government agencies. Gordon was a Director at EPA and advisor to DOE under Clinton and has subsequently been advising a number of early stage companies, with a focus on energy and environment. Gordon is a graduate of Duke University.



Stephen Whalley

Board Director

Steve's career includes 25 years with Intel Corporation in pan-European and US functions directing multiple product and technology development programs. He has led and served on multiple industry association boards in the semiconductor and MEMS/sensors arenas impacting numerous successful technology developments such as USB, PCI and others.

Offering Summary

Company : Lightsense Technology, Inc.

Corporate Address : 7080 N CATHEDRAL ROCK PL, Tucson, AZ 85718

Offering Minimum : $9,991.08

Offering Maximum : $2,000,006.61

Minimum Investment Amount (per investor) : $350.96

Terms

Offering Type : Equity

Security Name : Series Seed Preferred Stock

Minimum Number of Shares Offered : 1,166

Maximum Number of Shares Offered : 233,373

Price per Share : $8.57

Pre-Money Valuation : $18,018,125.05

**Maximum number of shares offered subject to adjustment for Bonus Shares. See Bonus Share info below.*

Company Perks*

Audience-Based:

5% Bonus Shares for previous investors.

Time-Based:

Friends and Family Early Birds

Invest within the first 96 hours and receive 10% Bonus Shares.

Early Bird Bonus

Invest after the first 96 hours but *within the first two weeks* and receive 5% Bonus Shares.

Amount-Based (not "stacked" with time-based):

$1,000+

Invest $1,000+ and receive 2% Bonus Shares.

$5,000+

Invest $5,000+ and receive 5% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Lightsense Technology will offer 10% additional Bonus Shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% Bonus Shares for any shares they purchase in this offering. For illustration, if an eligible StartEngine investor buys 100 shares of Series Seed Preferred Stock at $8.57 / share, that investor will receive 110 shares of Series Seed Preferred Stock, for an aggregate purchase price of $857. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Subject to the provision related to the Owner's Bonus in the sentence following, Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investors' Bonus in addition to the aforementioned bonus.

As provided in the Company's Restated Certificate of Incorporation, attached as Exhibit F, the issuance of Bonus shares to an investor will lower the per-share price of all such shares issued to such investor to reflect the issuance of such additional Bonus Shares (i.e., the Bonus Shares will have the same (lower) per-share price as all other shares being purchased, determined by dividing the total purchase price paid by the investor by the total number of shares acquired (including any Bonus Shares)—for illustration, if an investor purchases 100 shares for an aggregate investment of $875 and receives 10% Bonus Shares (resulting in 110 total shares), the per-share price ("Original Issue Price") of each share issued to such investor (including each Bonus Share) will be deemed to be $7.7009 per share).

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker:

Overcoming many of the great public health crises the world faces may come down to detecting molecules or microbes that are invisible to the naked eye.

We can't see them, we can't smell them, and we can't taste them.

However, with advanced spectroscopy, we can often detect them - and we believe we can do it faster and cheaper than most other forms of detection.

We are Lightsense - a team of scientists and engineers using spectroscopy - the study of the interaction of light and matter to help overcome some of today's biggest challenges to public health and safety.

We're manufacturing a spectroscopy technique called EPS that we can use to detect illicit drugs like fentanyl to keep law enforcement officers safe, detect pathogens that contaminate our food to keep the public safe, and even detect the viruses.

Using our technology, we can act as molecular detectives using light, advanced sensors, machine learning, and AI to analyze and identify compounds like illicit drugs and pathogens all within seconds -- and we believe we can do it at a fraction of the cost of other technology currently available in the market.

What's unique about our multi-spectral approach is that as it gathers more data and through Machine Learning, Data Fusion and AI, we're able to tease out more useful information to create a much more thorough analysis of the data set.

It's like getting the full book report instead of just the cliff notes.

Using EPS, Law Enforcement would be able to detect fentanyl and other substances in seconds, and through plastic bags, allowing officers to do their job safely and more efficiently.

Since we can get results rapidly, EPS has the potential to detect viral diseases like COVID 19 and may be useful to help keep our economy open during any future pandemics we may face.

EPS can have a wide range of uses not only for law enforcement but also in food safety, supply chain security, agriculture, and human health tooIn fact, Food And Beverage Magazine has just named us one of the top 10 most interesting food safety technologies.

Currently, we are talking with partners related to law enforcement and food safety to bring EPS into critical detection workflows, which can save lives.

We hope to continue developing this revolutionary technology and make reliable, and fast molecular and microbial detection available everywhere helping us all to live in a safer, more efficient world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:22 AM 06/28/2022
FILED 11:22 AM 06/28/2022
SR 20222846729 - File Number 5593789

LIGHTSENSE TECHNOLOGY, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Lightsense Technology, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify as follows.

1. The name of this corporation is Lightsense Technology, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 28, 2014 under the name Lightsense Technology, Inc. by the filing of its initial Certificate of Incorporation, which was subsequently amended on October 20, 2014 by the filing of that certain Certificate of Amendment to Certificate of Incorporation of Lightsense Technology, Inc. and restated on September 29, 2021 by the filing of that certain Lightsense Technology, Inc. Restated Certificate of Incorporation.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED FURTHER, that the Restated Certificate of Incorporation attached hereto as **Exhibit A** amends and restates in its entirety the Corporation's Certificate of Incorporation as previously amended and is hereby approved, subject to the necessary approval of the Restated Certificate by the Corporation's stockholders.

3. Exhibit A referred to above is attached hereto as **Exhibit A** and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation as previously amended, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27 of June, 2022.

By:______________________________
Terje Skotheim, CEO

Exhibit A

LIGHTSENSE TECHNOLOGY, INC.

2022 RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Lightsense Technology, Inc. (the "**Corporation**").

ARTICLE II: REGISTERED OFFICE.

The name of the registered agent of the Corporation in the State of Delaware is United Corporate Services, Inc. The address of its registered agent is 874 Walker Rd. Ste. C, Dover, DE 19904.

ARTICLE III: DEFINITIONS.

As used in this 2022 Restated Certificate of Incorporation (the "**Restated Certificate**"), the following terms have the meanings set forth below:

"**Original Issue Price**" means the applicable price per share paid to the Corporation for the applicable Preferred Stock issued by the Corporation (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series Seed Preferred). The Corporation will maintain a record of the Original Issue Price (as so adjusted) of each share of Preferred Stock issued by the Corporation. For clarification, in the event the Corporation incentivizes investment in the Corporation through the issuance of "bonus shares" of Series Seed or other Preferred Stock to investors (in consideration of large investments, early participation in an offering, or otherwise), or the Corporation discounts shares of Series Seed or other Preferred Stock in an offering (in consideration of similar beneficial investments), the "Original Issue Price" for such "discounted" or "bonus" shares of Series Seed or other Preferred Stock purchased by such stockholder will be determined by calculating the average per share price paid by such stockholder in such offering where the numerator is the total dollars invested and the denominator is the total number of shares of Series Seed so issued.

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: CAPITAL STOCK.

A. AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 30,000,000, consisting of (a) 20,000,000 shares of Common Stock, $0.001 par value per share and (b) 10,000,000 shares of Preferred Stock, $0.001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

B. COMMON STOCK

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding or reserved for issuance) by the affirmative vote of (i) the holders of a majority of the outstanding shares of Common Stock (voting together as a class on an as-if-converted basis) and (ii) the holders of a majority of the outstanding shares of Series Preferred (as defined below) (voting separately as a class on an as-if-converted basis). The following rights, powers, privileges, and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. **Corporation Right of First Refusal.** In the event a holder of the Corporation's Common Stock ("**Selling Holder**") desires to sell, assign, transfer, or convey some or all of such Common Stock other than in an Exempted Transfer, the Corporation and then its Major Purchasers (defined in **Article V, Section C 6** below) will have the right of first refusal ("**Right of First Refusal**") to purchase all or some of such shares as provided in this **Section 3**.

3.1 Notice of Transfer. If a Selling Holder proposes to sell, assign, transfer, or convey any Common Stock (a "**Transfer**"), such Selling Holder shall promptly (and in any event at least thirty (30) days prior to the anticipated closing of such Transfer) give written notice (the "**Transfer Notice**") to the Corporation. The Transfer Notice must describe in reasonable detail the proposed Transfer including, without limitation, the number of shares of Common Stock to be transferred (the "**Transfer Stock**"), the nature and material terms of such Transfer, the consideration to be paid, the anticipated closing date for such Transfer, and the name and address of each prospective purchaser or transferee (each, a "**Prospective Transferee**"). In the event that the Transfer is being made pursuant to the provisions of **Section 3.1**, the Transfer Notice must state under which clause of **Section 3.1** the Transfer is being made.

3.2 Corporation Right of First Refusal. For a period of twenty (20) days following receipt of any Transfer Notice, The Corporation will have the right to purchase all or a portion of the Transfer Stock subject to such Transfer Notice on the same terms and conditions as set forth therein. The Corporation's purchase right will be exercised by written notice signed by an officer of the Corporation (the "**Corporation Notice**") and delivered to the Selling Holder within such twenty (20) day period.

3.3 Major Purchasers' Right of First Refusal. In the event that the Corporation does not elect to purchase all of the Transfer Stock available pursuant to its rights under **Section 3.2** above within the period set forth therein, the Corporation will give written notice (the "**Second Notice**") to each of the Major Purchasers, which must set forth the number of shares of Transfer Stock not elected to be purchased by the Corporation and which includes the terms contained in the Transfer Notice. Each Major Purchaser will then have the right, exercisable upon written notice to the Selling Holder with a copy to the Corporation within ten (10) days after the receipt of the Second Notice, to purchase up to its *pro rata* share of the Transfer Stock subject to the Second Notice and on the same terms and conditions as set forth therein. The Major Purchasers who so exercise this right of first refusal are referred to herein as the "**Participating Holders**." Each Major Purchaser's *pro rata* share will be equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock covered by the Second Notice by (ii) a fraction, the numerator of which is the number of shares of Series Seed owned by the Major Purchaser at the time of the Transfer and the denominator of which is the total number of shares of Series Seed owned by all of the Participating Holders at the time of the Transfer.

3.4 Unsubscribed Shares. If the Corporation and the Participating Holders purchase less than all of the Transfer Stock being offered pursuant to the Transfer Notice, then the Selling Holder will be free to sell such remaining Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Transfer Notice, it being understood and agreed that (i) any such sale or transfer will be subject to the other terms and restrictions of this Certificate as it may be amended from time to time and any other agreement between or among the Selling Holder and the Corporation and/or other stockholders; (ii) any future Transfer by such person will remain subject to the terms and conditions of this Certificate, including this **Section 3**; and (iii) such sale must be consummated within sixty (60) days after receipt of the Transfer Notice by the Corporation and, if such sale is not consummated within such sixty (60) day period, such sale will again become subject to the rights of first refusal on the terms set forth herein.

3.5 Exempted Transfers. Notwithstanding the foregoing, the rights of the Corporation and/or the Major Purchasers set forth above will not apply to the following "**Exempted Transfers**": (i) in the case of a Selling Holder that is a natural person, any Transfer permitted by applicable law to a Selling Holder's spouse, parents, siblings, children, or grandchildren or to trusts for the benefit of such persons or the Selling Holder or any other transfer made for *bona fide* estate planning purposes, (ii) in the case the Selling Holder is an entity, any Transfers permitted by applicable law to a wholly-owned entity of such Selling Holder; *provided* that in the event of any Exempted Transfer, (A) the Selling Holder shall inform the Corporation of such Transfer or gift prior to effecting it and (B) the transferee or donee will enter into such written agreements as the Corporation may reasonably require.

3.6 Termination of Right of First Offer. The Right of First Refusal under this **Section 3** will terminate at the earlier of (i) the consummation of a Qualified Public Offering; or (ii) the closing date of a Deemed Liquidation Event (as defined below). "**Qualified Public Offering**" means a firmly underwritten public offering with a nationally recognized full-service investment bank pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation.

C. PREFERRED STOCK

The Preferred Stock may be issued from time to time in one or more series. Subject to any rights as may be expressly set forth in this **Article V Section C**, the board of directors of the Corporation (the "**Board of Directors**") is hereby expressly authorized to provide for the issuance of all of any of the remaining unissued and undesignated shares of Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the General Corporation Law. Subject to any rights as may be expressly set forth in this **Article V Section C**, the Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series is decreased in accordance with the foregoing sentence, the shares constituting such decrease will resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The following rights, powers and privileges, and restrictions, qualifications, and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this **Part C** of this **Article V** refer to sections of this **Part C**.

1. Series Seed Preferred Stock. 1,000,000 of the authorized shares of Preferred Stock are hereby designated as Series Seed Preferred Stock ("**Series Seed Preferred**"). The term "Preferred Stock" as used herein means Series Seed Preferred and any series of Preferred Stock that may subsequently be issued without distinction as to series, except as to the applicable Original Issue Price of such shares and as may otherwise be expressly provided herein.

2. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price (as adjusted) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to **Section 4** immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event. If upon any such liquidation, dissolution, winding up, or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this **Section 2.1**, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, winding up, or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in **Section 2.1**, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, *pro rata* based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this **Section 2.3.1**, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation will be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this **Section 2.3** will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.3 Drag Along Right. If a Deemed Liquidation Event is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (voting as a separate class from the holders of Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the Series Seed then-outstanding, and (iii) the Board, then each stockholder shall vote (in person, by proxy, or by action by written consent, as applicable) all shares of capital stock of the Corporation now or hereafter directly or indirectly owned of record or beneficially by such stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Corporation to carry out the terms and provision of this **Section 2.3.3**, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims, and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this **Section 2.3.3** will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Corporation holding more than 10% of the voting power of the Corporation.

2.3.4 Exceptions to Drag Along Right. Notwithstanding the foregoing, a stockholder need not comply with **Section 2.3.3** above in connection with any proposed sale of the Corporation (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Corporation (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Corporation as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Corporation or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Corporation as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Corporation's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Corporation's Restated Charter in effect immediately prior to the Proposed Sale

3. <u>Voting</u>.

3.1 <u>General</u>. Except as may otherwise be expressly provided herein, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-if converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

3.2 Voting Procedures. Each holder of Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) will have seven (7) calendar days after receipt of notice (the "**Notice Period**") of any action subject to a vote of the holder. If a holder of Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder's shares in alignment with the majority of all voting Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged); provided, however, that if less than 33% of the Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven (7) calendar days up to a maximum of fourteen (14) calendar days until at least 33% of the Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum fourteen (14) calendar days, less than 33% of the Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) have voted on such action, the Board will be authorized to vote on such action on behalf of such shares that failed to vote in the Board's discretion.

3.3 Election of Directors. All members of the Board of Directors (each, a "**Director**") will be elected by the holders of record of the Corporation's capital stock as a single class on an as-if converted to Common Stock basis in accordance with the provisions of this Restated Certificate, the Act, and the Corporation's Bylaws. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3.4 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation may not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this **Section 3.4**.

4. Conversion. The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

4.1.2 Termination of Conversion Rights. Subject to **Section 4.3.1** in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in **Section 4.2** in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in **Section 4.2**, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a particular series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for each such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this **Section 4.4** becomes effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this **Section 4.5** as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

4.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (*other than* by a stock split or combination, dividend, distribution, merger or consolidation covered by **Sections 4.4, 4.5, 4.6 or 4.8** or by **Section 2.3** regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8 Adjustment for Merger or Consolidation. Subject to the provisions of **Section 2.3**, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by **Sections 4.5, 4.6 or 4.7**), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this **Section 4** with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this **Section 4** (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this **Section 4**, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

4.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in **Section 4.1.1** as the same may be adjusted from time to time in accordance with **Section 4** and (ii) such shares may not be reissued by the Corporation.

4.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to **Section 4.10**. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this **Section 4**. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to **Section 4.10**, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this **Section 4.11**. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in **Section 4.2** in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. Information Rights. The holders of Preferred Stock will enjoy the following information rights:

5.1 Basic Information Rights. Until the date at which Corporation is acquired or conducts its initial public offering, the Corporation shall provide quarterly updates to each holder of Preferred Stock (within 30 days following the close of each quarter). Such updates will include at least the following information: (i) financial updates, (ii) material updates on the business, (iii) fundraising updates (any plans for next round, current round status, etc.), and (iv) notable press and news.

5.2 Confidentiality. Anything in this Certificate to the contrary notwithstanding, no stockholder by reason of this Certificate will have access to any trade secrets or confidential information of the Corporation. Except to the minimum extent required by applicable law, the Corporation will not be required to comply with any information rights of any stockholder that the Corporation reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each stockholder shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor such stockholder's investment in the Corporation) any confidential information obtained from the Corporation pursuant to the terms of this Agreement other than to any of the stockholder's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Corporation provided that such stockholder shall ensure that such professional is likewise bound by the duties of confidentiality established under this **Section 5.2**.

6. Right of First Offer. Subject to the provisions herein limiting or terminating such right, each stockholder that purchased at least $50,000 of Series Seed (each, a "**Major Purchaser**") has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Corporation may from time to time issue after the date such stockholder became a Major Purchaser, *provided, however*, a Major Purchaser will have no right to purchase any such New Securities if such Major Purchaser cannot demonstrate to the Corporation's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities eligible to purchase such New Securities under applicable securities laws (*e.g.*, that at the time of the Corporation issuing New Securities such Major Purchaser is an accredited investor as defined in Rule 501 of Regulation D (17 CFR

§ 230.501) if the Corporation is relying on an exemption from registration requiring all investors to be accredited).

6.1 Pro Rata Share. A Purchaser's "**Pro Rata Share**" means the ratio of (a) the number of shares of the Corporation's Common Stock issued or issuable upon conversion of the Shares owned by such Major Purchaser, to (b) the that number of shares of the Corporation's capital stock equal to the sum of (A) all shares of the Corporation's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants, and other convertible securities and (B) all shares of the Corporation's capital stock reserved and available for future grant under any equity incentive or similar plan.

6.2 New Securities. "**New Securities**" means any Common Stock or Preferred Stock, and rights, options, or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; *provided, however*, that "New Securities" *does not include*: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Corporation outstanding as of the date such Major Purchaser acquired the applicable Shares and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants, or rights therefor including shares issued upon the exercise thereof) granted or issued to employees, officers, directors, contractors, consultants, or advisers to the Corporation or any subsidiary of the Corporation pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; (f) shares of Common Stock issued or issuable by the Corporation to the public pursuant to a registration statement filed under the Securities Act; and (g) shares of Common Stock or Preferred Stock designated as being excluded from the definition of "New Securities" by Requisite Holders.

6.3 Procedures. If the Corporation proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Corporation proposes to issue the New Securities. Each Major Purchaser will have fourteen (14) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Corporation and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share). If a Major Purchaser fails to exercise in full the right of first refusal within the 14-day period, then the Corporation may sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Corporation's Notice to the Major Purchasers

7. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock

will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to **Section 4**.

8. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

9. Dispute Resolution. Each holder of Series Seed (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the federal or state courts located in Tucson, Arizona (the "**Dispute Resolution Jurisdiction**") for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

9.1 No Class Action Claims. NO ARBITRATION MAY PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration will determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and will not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator will have the power or authority to waive, modify, or fail to enforce this **Section 9.1**, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, will be invalid and unenforceable. Any challenge to the validity of this **Section 9.1** will be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph is deemed to be unenforceable, then any proceeding in the nature of a class action will be handled in court, not in arbitration

10. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

11. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this **Article V** to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "**Bylaws**"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend, and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. The Board will consist of such number of Directors, not fewer than three (3) nor more than nine (9), as may be determined from time to time by resolution of the Board as provided in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this **Article IX** to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this **Article IX** by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this **Article IX** will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "**Excluded Opportunity**" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "**Covered Person**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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